FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company with Authorized Capital

Corporate Tax ID (CNPJ) No. 47.508.411/0001-56

Company Registry (NIRE) 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA” or “Company”), pursuant to Law No. 6,404/76 and the Brazilian Securities Commission (“CVM”) Resolution No. 44/2021, following up on the Material Fact disclosed on September 5, 2022, regarding the transaction to segregate the businesses of GPA and Almacenes Éxito S.A. (“Éxito” and “Transaction”), hereby informs its shareholders and the market in general the progress of the preparatory acts for the implementation of the Transaction, with the submission by Éxito, on this date, of the application for its register as a category “A” publicly-held company in Brazil, the application for registration of the Brazilian Depositary Receipts Level II program (“BDRs”) before the CVM and the request for the listing of the BDRs before B3 S.A. – Brasil, Bolsa e Balcão (Brazilian stock exchange).

Furthermore, GPA informs that it obtained the necessary prior authorizations from all its financial creditors, demonstrating their confidence in the Transaction and in GPA's financial reliability. With the completion of this other stage of the Transaction, GPA renews its confidence in the potential unlocking of value for GPA and Éxito shareholders as a result of the Transaction.

The effective implementation of the Transaction depends on obtaining the necessary approvals, including from GPA's shareholders and regulatory entities. GPA maintains its expectation in completing the Transaction, with the effective delivery of common shares of Éxito in the form of BDRs and ADRs to its shareholders, during the 1st semester of 2023.

GPA will keep the market and its shareholders informed of new Material Facts related to the Transaction.

São Paulo, December 30, 2022.

Guillaume Marie Didier Gras

Vice-President of Finance and Investors Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 30, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.